Exhibit 4

For Immediate Release	1 April 2015

WPP PLC (“WPP”)

Voting rights and Capital 31 March 2015

WPP confirms that its capital consists of 1,325,749,311 ordinary shares with voting rights.

WPP holds 14,974,546 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,310,774,765 shares.

The figure 1,310,774,765 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204